AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                         STRATFORD AMERICAN CORPORATION


                  Article IV, Section 1 of the Articles of Incorporation is amended to read in its entirety as follows:


                                      "IV.
                               AUTHORIZED CAPITAL

                  1. Aggregate Capital. The aggregate number of shares which the corporation shall have authority to issue is One Hundred Fifty Million (150,000,000) consisting of One Hundred Million (100,000,000) common shares, one cent ($0.01) par value (the "Common Stock"), and Fifty Million (50,000,000) preferred shares, one cent ($0.01) par value. Each fifteen (15) shares of the Corporation's Common Stock issued as of the date and time immediately following the filing of this Amendment to the Articles of Incorporation (the "Split Effective Date") shall be automatically changed and reclassified, as of the Split Effective Date and without further action, into one (1) fully paid and nonassessable share of the Corporation's Common Stock; provided, however, that any fractional interest resulting from such change and classification shall be rounded upward to the nearest whole share."

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